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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 24 )*
                                            ----


                            Magellan Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   559092-40-8
                  ---------------------------------------------

                                 (CUSIP Number)


                             Richard G. Brown, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  April 2, 1998
   ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (10-97)                                   Page 1 of 10

                                  SCHEDULE 13D
 CUSIP No.  559092-40-8                                 Page  2   of   10  Pages
----------------------                                       ----    ------
--------------------------------------------------------------------------------
 1  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

       William A. Fresh

--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [x]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3  SEC Use Only


--------------------------------------------------------------------------------
 4  Source of Funds (See Instructions)

       PF
--------------------------------------------------------------------------------
 5  Check if Disclosure of Legal  Proceedings is Required Pursuant to Items 2(d)
    or 2(e)                                                                  [_]


--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization


       United States
--------------------------------------------------------------------------------
                 7   Sole Voting Power

                        2,505,668   (includes    250,900    shares    underlying
                                    currently  exercisable  options  and 177,500
                                    shares  underlying   currently   exercisable
                                    warrants)
  Number of     ----------------------------------------------------------------
    Shares       8   Shared Voting Power
 Beneficially
  Owned by              2,710,498   (includes    132,892    shares    underlying
     Each                           currently        exercisable       warrants)
  Reporting     ----------------------------------------------------------------
    Person       9   Sole Dispositive Power
     With
                        2,505,668   (includes    250,900    shares    underlying
                                    currently  exercisable  options  and 177,500
                                    shares  underlying   currently   exercisable
                                    warrants)
                ----------------------------------------------------------------
                10 Shared Dispositive Power

                        2,710,498   (includes    132,892    shares    underlying
                                    currently exercisable warrants)
                ----------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,216,166   (includes  250,900  shares  underlying  currently   exercisable
                 options and 310,392  shares  underlying  currently  exercisable warrants)
--------------------------------------------------------------------------------
12  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares  (See
    Instructions)                                                            [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

     32.4%
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
 CUSIP No.  559092-40-8                                 Page  3   of   10  Pages
----------------------                                       ----    ------
--------------------------------------------------------------------------------
 1  Names of Reporting Persons.
    I.R.S. Identification Nos. of above person (entities only)

      Reva Luana Fresh
--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [x]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
 3  SEC Use Only


--------------------------------------------------------------------------------
 4  Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
 5  Check if Disclosure of Legal  Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)                                                                  [_]


--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization


     United States
--------------------------------------------------------------------------------
                 7   Sole Voting Power


                       -0-
   Number of    ----------------------------------------------------------------
     Shares      8   Shared Voting Power
  Beneficially
   Owned by             2,710,498   (includes    132,892    shares    underlying
      Each                          currently exercisable warrants)
   Reporting
     Person     ----------------------------------------------------------------
      With       9   Sole Dispositive Power

                      -0-
                ----------------------------------------------------------------
                10   Shared Dispositive Power

                        2,710,498   (includes    132,892    shares    underlying
                                    currently exercisable warrants)
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,710,498   (includes  132,892  shares  underlying  currently   exercisable
                 warrants)

--------------------------------------------------------------------------------
12

    Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares  (See
    Instructions)                                                            [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

     17.3%
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
 CUSIP No.  559092-40-8                                 Page  4   of   10  Pages
----------------------                                       ----    ------
--------------------------------------------------------------------------------
 1  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

      WAF Investment Company

--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [x]
                                                                         (b) [_]

--------------------------------------------------------------------------------
 3  SEC Use Only


--------------------------------------------------------------------------------
 4  Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
 5  Check if Disclosure of Legal  Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)                                                                  [_]


--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization


    Utah
--------------------------------------------------------------------------------
                 7   Sole Voting Power


                       -0-
  Number of     ----------------------------------------------------------------
    Shares       8   Shared Voting Power
 Beneficially
  Owned by              1,467,166   (includes    132,892    shares    underlying
     Each                           currently exercisable warrants)
  Reporting     ----------------------------------------------------------------
    Person       9   Sole Dispositive Power
     With
                       -0-
                ----------------------------------------------------------------
                10   Shared Dispositive Power

                        1,467,166   (includes    132,892    shares    underlying
                                    currently exercisable warrants)
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,467,166  (includes  132,892  shares  underlying   currently   exercisable
     warrants)
--------------------------------------------------------------------------------
12  Check If the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
    Instructions)                                                           |_|

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

     9.4%
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
 CUSIP No.  559092-40-8                                 Page  5   of   10  Pages
----------------------                                       ----    ------


--------------------------------------------------------------------------------
This Amendment No. 24 to the Schedule 13D of William A. Fresh, Reva Luana Fresh and WAF Investment Company amends and supplements, and should be read in conjunction with, the Schedule 13D filed on October 1, 1992, Amendment No. 1 thereto filed on December 9, 1992, Amendment No. 2 thereto filed on February 9, 1993, Amendment Nos. 3, 4, 5, 6, 7, 8 and 9 thereto filed on May 24, 1994, Amendment No. 10 thereto filed on October 4, 1994, Amendment Nos. 11, 12, 13, 14, 15, 16, 17, 18, 19 and 20 thereto filed on February 24, 1997, Amendment No. 21 thereto filed on May 8, 1997, Revised Amendment No. 21 thereto filed on February 18, 1998, Amendment No. 22 thereto filed on December 10, 1997, Revised Amendment No. 22 thereto filed on February 18, 1998 and Amendment No. 23 thereto filed on June 11, 1998.
--------------------------------------------------------------------------------

Item 1.           Security and Issuer

         (a) Title of Class of Equity Securities: Common Stock, $0.0001 par value (the "Common Stock")

         (b)      Name of Issuer:  Magellan Technology, Inc. (the "Issuer")

         (c) Address of Issuer's Principal Executive Office: 13526 South 110 West, Draper, UT 84020

Item 2.           Identity and Background

         (a)      Name:    William A. Fresh ("WA Fresh")
                           Reva Luana Fresh ("RL Fresh")
                           WAF Investment Company ("WAF")

         (b) Residence address for WA Fresh and RL Fresh and business address for WAF:

                           2238 East Gambel Oak Drive, Sandy, Utah 84092

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                           WA Fresh is the Chief Executive Officer and Chairman of the Board of the Issuer; RL Fresh is not employed outside of the home; and WAF is in the business of investments.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

         (f) Citizenship of WA Fresh and RL Fresh: United States Citizenship of WAF: Utah

                                  SCHEDULE 13D
 CUSIP No.  559092-40-8                                 Page  6   of   10  Pages
----------------------                                       ----    ------

Item 3.           Source and Amount of Funds or Other Consideration

                  On April 2, 1998, (i) warrants to purchase 45,000 shares of the Common Stock were issued by the Issuer to the William A. and Reva Luana Fresh Charitable Remainder Trust (the "Charitable Remainder Trust"), (ii) warrants to purchase 67,500 shares of the Common Stock were issued by the Issuer to WAF and (iii) warrants to purchase 37,500 shares of the Common Stock were issued to WA Fresh. All of such warrants were awarded as compensation for loans made to the Issuer. Such warrants are immediately exercisable at an exercise price of $.37/share and expire on April 2, 2008.

Item 4.           Purpose of Transaction

                  See Item 3 above. All securities acquired in the transactions described in Item 3 above were acquired for investment purposes.

                  WA Fresh, RL Fresh and WAF reserve the right to purchase additional securities of the Issuer or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, WA Fresh, RL Fresh and WAF presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

         (a)      The   aggregate   number  of  shares  of  the   Common   Stock
                  beneficially owned by WA Fresh is 5,216,166 shares, which includes (i) 1,585,602 shares of the Common Stock held by WA Fresh in his own name, (ii) 50,000 shares of the Common Stock held by WA Fresh and RL Fresh as the trustees of The Reva Luana Fresh Family Living Trust, (iii) 132,500 shares of the Common Stock underlying currently exercisable warrants held by WA Fresh, (iv) 250,900 shares of the Common Stock underlying currently exercisable options held by WA Fresh, (v) 1,334,274 shares of the Common Stock held by WAF of which WA Fresh and RL Fresh are the general partners, (vi) 1,133,332 shares of the Common Stock held by RL Fresh, over which WA Fresh, by virtue of his spousal relationship with RL Fresh, may be deemed to share voting and investment power, (vii) 60,000 shares of the Common Stock held by RL Fresh as Custodian for the benefit of two family members, over which WA Fresh, by virtue of his spousal relationship with RL Fresh, may be deemed to share voting and investment power, (viii) 150,000 shares held by the Charitable Remainder Trust, (ix) 132,892 shares of the Common Stock underlying currently exercisable warrants held in the name of WAF, (x) 45,000 shares of the Common Stock underlying currently exercisable warrants held in the name of the Charitable Remainder Trust; (xi) 75,000 shares of the Common Stock held by WA Fresh as Custodian for the benefit of a family member and (xii) 266,666 shares of the Common Stock held in the name of Orem Tek. The 5,216,166 shares of the Common Stock represent 32.4% of the outstanding shares of the Issuer.

                  The   aggregate   number  of  shares  of  the   Common   Stock
                  beneficially owned by RL Fresh is 2,710,498 shares, which includes (i) 1,334,274 shares of the Common Stock held by WAF, of which WA Fresh and RL Fresh are the general partners, (ii) 1,133,332 shares of the Common Stock held by RL Fresh in her own name, (iii) 60,000 shares of the Common Stock held by RL Fresh as Custodian for the benefit of two family members, (iv) 50,000 shares of the Common Stock held by RL Fresh and WA Fresh as the trustees of The Reva Luana Fresh Family Living Trust and (v) 132,892 shares of the Common Stock underlying currently exercisable warrants held in the name of WAF. The 2,710,498 shares of the Common Stock represent 17.3% of the outstanding shares of the Issuer.

                                  SCHEDULE 13D
 CUSIP No.  559092-40-8                                 Page  7   of   10  Pages
----------------------                                       ----    ------


                  The aggregate number of shares of the Common Stock beneficially owned by WAF is 1,467,166 shares, of which 132,892 shares underlie currently exercisable warrants. Such securities represent 9.4% of the outstanding shares of the Issuer.

         (b) WA Fresh has the sole power to vote, direct the vote, dispose and direct the disposition of (i) the 1,585,602 shares of the Common Stock held in his own name, (ii) the 132,500 shares of the Common Stock underlying currently exercisable warrants held in his own name, (iii) the 250,900 shares of the Common Stock underlying currently exercisable options held in his own name, (iv) the 150,000 shares held by the Charitable Remainder Trust, (v) the 75,000 shares held by WA Fresh as Custodian for the benefit of a family member, (vi) the 45,000 shares underlying currently exercisable warrants held in the name of the Charitable Remainder Trust and (vii) the 266,666 shares held in the name of Orem Tek.

                  Due to their spousal relationship, WA Fresh may be deemed to share with RL Fresh the power to vote, direct the vote, dispose of and direct the disposition of (i) the 1,133,332 shares of the Common Stock held in the name of RL Fresh and
                  (ii) the 60,000 shares of the Common Stock held by RL Fresh as Custodian for the benefit of two family members. In addition, WA Fresh and RL Fresh, as the general partners of WAF, share the power to vote, direct the vote, dispose and direct the disposition of (i) the 1,334,274 shares of the Common Stock held in the name of WAF and (ii) the warrants to purchase 132,892 shares of the Common Stock, which warrants are held in the name of WAF. Lastly, WA Fresh and RL Fresh, as the trustees of The Reva Luana Fresh Family Living Trust, share the power to vote, direct the vote, dispose and direct the disposition of the 50,000 shares held in the name of such trust. Neither RL Fresh nor WAF have the sole power to vote, direct the vote, dispose or direct the disposition of any shares of the Common Stock.

         (c)      See Item 3 above.

                  In addition, on April 29, 1998, $250,000 of debt owed by the Issuer to WA Fresh, WAF and the Charitable Remainder Trust was converted to common stock at $.75/share. As a result of such transaction, 266,667 shares of the Common Stock were issued to WAF and 66,666 shares of the Common Stock were issued to the Charitable Remainder Trust.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the above-discussed shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

Item 7.           Material to Be Filed as Exhibits

                  Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

                                  SCHEDULE 13D

 CUSIP No.  559092-40-8                                 Page  8   of   10  Pages
----------------------                                       ----    ------




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




June 6, 1998                      /s/ RICHARD G. BROW
----------------------------      ----------------------------------------------
Date                              William  A.   Fresh  by   Richard  G.   Brown,
                                  Attorney-in-Fact   pursuant   to  a  Power  of
                                  Attorney  dated  November 7, 1996,  a manually
                                  signed  copy  of  which  is on file  with  the
                                  Commission  and  incorporated  herein  by this
                                  reference



June 6, 1998                      /s/ RICHARD G. BROWN
----------------------------      ----------------------------------------------
Date                              Reva  Luana   Fresh,   by  Richard  G.  Brown,
                                  Attorney-in-Fact   pursuant   to  a  Power  of
                                  Attorney  dated  November  7, 1996,  a copy of
                                  which  is on  file  with  the  Commission  and
                                  incorporated herein by this reference


                                  WAF Investment Company,
                                  a Utah limited partnership


June 6, 1998                      By:/s/ RICHARD G. BROWN
----------------------------         -------------------------------------------
Date                              William A. Fresh,  General Partner, by Richard
                                  G. Brown, Attorney-in-Fact pursuant to a Power
                                  of Attorney dated February 14, 1997, a copy of
                                  which  is on  file  with  the  Commission  and
                                  incorporated herein by this reference

                                  SCHEDULE 13D

 CUSIP No.  559092-40-8                                 Page  9   of   10  Pages
----------------------                                       ----    ------


                                INDEX TO EXHIBITS




        Exhibit                   Description
-------------------------       ------------------------------------------------


           A Written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

                                  SCHEDULE 13D

 CUSIP No.  559092-40-8                                 Page  10   of   10 Pages
----------------------                                       -----    ------

                                    EXHIBIT A
                                    ---------


                                    AGREEMENT
                                    ---------

         Each of the undersigned agrees that this Amendment No. 24 to Schedule 13D relating to equity securities of Magellan Technology, Inc. shall be filed on behalf of the undersigned.




June 6, 1998                      /s/ RICHARD G. BROWN
----------------------------      ----------------------------------------------
Date                              William  A.   Fresh  by   Richard  G.   Brown,
                                  Attorney-in-Fact   pursuant   to  a  Power  of
                                  Attorney  dated  November 7, 1996,  a manually
                                  signed  copy  of  which  is on file  with  the
                                  Commission  and  incorporated  herein  by this
                                  reference



June 6, 1998                        /s/ RICHARD G. BROWN
----------------------------      ----------------------------------------------
Date                              Reva  Luana   Fresh,   by  Richard  G.  Brown,
                                  Attorney-in-Fact   pursuant   to  a  Power  of
                                  Attorney  dated  November  7, 1996,  a copy of
                                  which  is on  file  with  the  Commission  and
                                  incorporated herein by this reference


                                  WAF Investment Company,
                                  a Utah limited partnership


June 6, 1998                      By:/s/ RICHARD G. BROWN
----------------------------      ----------------------------------------------
Date                              William A. Fresh,  General Partner, by Richard
                                  G. Brown, Attorney-in-Fact pursuant to a Power
                                  of Attorney dated February 14, 1997, a copy of
                                  which  is on  file  with  the  Commission  and
                                  incorporated herein by this reference